STEIN ROE
                            MUTUAL FUNDS
                           Sensible Risks.
                       Intelligent Investments. [service mark]



                        October 19, 1999

BY EDGAR

Attention: Filing Desk
Investment Management Division
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Liberty-Stein Roe Advisor Trust
     File Nos. 333-17255, 811-07955

Gentlemen:

                    Request for Withdrawal

Pursuant to Rule 477 of the Securities Act of 1933, we would like to withdraw post-effective amendments No. 10 and 11 to the registration statement on Form N-1A of Liberty-Stein Roe Advisor Trust. Please withdraw accession numbers 0000773757-99-000037 and 0000773757-99-000060, form type 485APOS, filed on June 3, 1999 and
August 10, 1999, respectively.

Please call me at (312) 368-7845 if you have any questions.

Sincerely,

LIBERTY-STEIN ROE ADVISOR TRUST



Heidi J. Walter
Vice-President and Secretary

HJW/ndp



Stein Roe Mutual Funds  One South Wacker Drive  Chicago, IL
60606-4685  312.368.7700
Liberty Funds Distributor, Inc., Distributor